EXHIBIT 99.2

CONSULTING SERVICES AGREEMENT

THIS AGREEMENT made effective as between the parties hereto on the 9th day of September, 2010.

BETWEEN:

PEDIMENT GOLD CORP., a British Columbia company having its head office at offices at Suite 680 – 789 West Pender Street, Vancouver, BC, V6C 1H2

(“Pediment”)

AND:

WILLIAM FAUST, a consultant, of 310 Sunset Springs Lane, Sparks, NV  89441

(the “Consultant”)

WHEREAS:

A.

the Consultant is in the business of, among other things, providing technical and business advice consulting services to companies in the mining exploration and development business; and

B.

Pediment wishes to retain the Consultant to provide such services on the terms and conditions hereinafter set forth.

NOW THEREFORE IN CONSIDERATION of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1.

SERVICES TO BE PROVIDED

(a)

Pediment hereby engages the Consultant to provide mining exploration and development technical and business advisory services, from time to time and upon at the request of Pediments senior officers, to Pediment and its senior management for the purpose of providing material assistance to Pediment in its efforts to complete a Bankable Feasibility Study (as defined below) for the development of a mine at Pediment’s San Antonio project located in Baja California Sur, Mexico (the “San Antonio Project”) on the terms and conditions set out herein (the “Services”).

(b)

The Consultant hereby agrees to provide the Services in a faithful and diligent manner in compliance with the policies, practices, directions, and instructions of Pediment from time to time.  Without limiting the foregoing, the Consultant agrees to devote such time and attention as may be reasonably necessary for the Consultant to provide the Services pursuant hereto.

Faust Consulting Agreement – September 9, 2010

(c)

Pediment will provide such information and provide access to such management and other personnel of Pediment that the Consultant may reasonably require in order for the Consultant to provide the Services in accordance with the terms of this Agreement.

(d)

The parties hereto acknowledge and agree that the Services are not being provided on a full-time basis, such that the Consultant is and will be continuing to provide services, similar to the Services and otherwise, to other clients.  The parties hereto agree to co-operate with one another in accommodating the schedule of each other in relation to the provision of the Services with any services being provided by the Consultant to its other clients.

(e)

In this Agreement:

(1)

“Bankable Feasibility Study” means the final version of the written analysis prepared by an independent, internationally recognized firm in the mining industry, covering all technical, economic, contractual, governmental and market analysis required to assess financeability of the development of a mine and the production of precious metals from the lands areas comprised in the San Antonio Project;

(2)

“Market Price” means the volume weighted average price on TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the relevant date.

(3)

“RSU” means a restricted stock unit, each exercisable to acquire one Share on the terms and conditions prescribed by the RSU Plan and the certificate evidencing the applicable grant of restricted stock units;

(4)

“RSU Plan” means the restricted stock unit plan as approved by the board of directors of Pediment, which plan is subject to the restriction that RSUs granted under it will not be exercisable until the plan is approved by the shareholders of Pediment to the extent required by the TSX Company Manual and given final acceptance by the TSX; and

(5)

“Share” means a common share in the capital of Pediment.

2.

COMPENSATION

As compensation for the Services to be provided hereunder:

(a)

Pediment will, as soon as is reasonably practicable following the date of this Agreement, grant to the Consultant:

(1)

150,000 RSUs having a term of five years and fully-vested upon granting; and

(2)

an additional 150,000 RSUs having a term of five years and vesting upon the completion of the Bankable Feasibility Study;

Faust Consulting Agreement – September 9, 2010

(b)

except that if the RSU Plan has not been approved by the shareholders of Pediment to the extent required by the TSX Company Manual and given final acceptance by the TSX by May 1, 2011, any RSUs that have been granted to the Consultant pursuant to subsection 2(a) of this Agreement will immediately terminate and Pediment will, instead of Pediment compensating the Consulting by the granting of such RSUs, pay to the Consultant:

(A)

by May 10, 2011, a cash payment equal to 150,000 multiplied by the then-current Market Price per Share; and

(B)

within 10 days of the completion of the Bankable Feasibility Study, an additional cash payment equal to 150,000 multiplied by the then-current Market Price per Share.

(c)

Notwithstanding the foregoing provisions of this Section 2, in the event of a Change of Control (as defined in Schedule “A” to this Agreement):

(1)

if the RSU Plan has, by the effective date of the Change of Control, been approved by the shareholders of Pediment to the extent required by the TSX Company Manual and given final acceptance by the TSX, then:

(A)

the RSUs granted to the Consultant pursuant to subsection 2(a)(1) but not yet exercised will be deemed to have been fully exercised by the Consultant immediately prior to the effective date of the Change of Control; and

(B)

the RSUs granted to the Consultant pursuant to subsection 2(a)(2) but not yet exercised will be deemed to have fully vested and to have been fully exercised by the Consultant immediately prior to the effective date of the Change of Control, such that, except to the extent the Consultant has, by the effective date of the Change of Control, already exercised such RSUs and received the Shares issuable pursuant to such exercise, Pediment will, coincident with the Change of Control, be obligated to issue 300,000 fully-paid Shares to the Consultant in satisfaction of its obligation to the Consultant under RSUs granted pursuant to subsection 2(a),

and

(2)

if the RSU Plan has not, by the effective date of the Change of Control, been approved by the shareholders of Pediment to the extent required by the TSX Company Manual and given final acceptance by the TSX, then:

(A)

any RSUs that have been granted to the Consultant pursuant to subsection 2(a) of this Agreement will immediately terminate; and

(B)

the cash payments contemplated by subsection 2(b), to the extent not already paid by Pediment, will be deemed to have fully vested and be due and payable to the Consultant by Pediment on the

Faust Consulting Agreement – September 9, 2010

effective date of the Change of Control, in lieu of the obligations otherwise owed to the Consultant pursuant to subsections 2(a) and 2(b).

(d)

In addition to the equity-based compensation payable to the Consultant pursuant to subsections 2(a), 2(b) and 2(c) above, Pediment will pay to the Consultant per hour or per diem cash consulting fees, plus any excise or value added taxes properly exigible in connection with such payments, per month, for any time during the currency of this Agreement during which Services are rendered by the Consultant to Pediment, such per hour or per diem rates being the rates mutually agreed upon, from time to time, by Pediment and the Consultant (the “Fees”).  The Consultant will invoice Pediment for Fees within 10 days after the end of each calendar month in which the Services were rendered and such invoices will be due and payable by Pediment within 21 days after receipt.

(e)

No deductions will be made by Pediment from the Fees or other compensation paid to the Consultant hereunder in respect of income taxes, government or private pension plan contributions, government or private health care premiums, employment insurance contributions or any other benefits or levies.  The Consultant will be solely responsible for the payment of all income taxes, government or private pension plan contributions, government or private health care premiums, employment insurance contributions and such other statutory payment, deductions or withholdings levied on the Consultant by the federal government of Canada or the United States or of any province of Canada or US state in respect of any and all amounts of compensation paid by Pediment to the Consultant.  Should the CRA or a US tax authority require that Pediment pay any such taxes on behalf of the Consultant, then the Consultant will promptly reimburse Pediment for such payments and Pediment will be allowed to deduct such payments from any and all amounts owing to the Consultant by Pediment or any of its subsidiaries.

(f)

Pediment will reimburse the Consultant for any reasonable expenses incurred in the performance of the Services, provided same have been pre-approved by a senior officer of Pediment in accordance with Pediment’s standing policies in effect from time to time.  Invoices issued by the Consultant for reimbursement of expenses must have supporting documentation attached sufficient to permit Pediment to make a reasonable determination of the nature of the expense and its eligibility for reimbursement pursuant to this Agreement.

3.

STATUS

It is understood and agreed that this is an agreement for the performance of services and the Consultant will not be, nor be deemed to be an employee, partner or agent of Pediment for any purpose, and that the relationship of the Consultant to Pediment is that of an independent contractor.  In addition, the Consultant will comply with all applicable statutes, laws, ordinances and regulations governing the performance of the Services and will make all required payments with respect to income taxes, unemployment insurance and government pension plans and will pay all assessments in connection with workers’ compensation legislation and will on request provide satisfactory evidence thereof to Pediment.  Pediment will not deduct or remit to any

Faust Consulting Agreement – September 9, 2010

government authority any such amounts in respect of the Consultant.  The Consultant will indemnify and hold Pediment harmless from all claims, demands, suits, interest, penalties, and costs (including, without limitation, reasonable legal fees) relating to income tax, unemployment insurance and government pension plan contributions, and workers compensation assessments in respect of provision of the Services.

4.

TERM AND TERMINATION

(a)

This Agreement will be effective from the date hereof and will terminate on the 8th day of September, 2015, unless terminated earlier in accordance with the provisions hereof.

(b)

Pediment may, at its option, terminate this Agreement immediately, and without any further obligation of Pediment to the Consultant, upon written notice to the Consultant where:

(1)

the Consultant has committed a material breach of the provisions of this Agreement, if such breach has not been cured to Pediment’s satisfaction within 5 business days of the Consultant being notified of such breach by Pediment;

(2)

the Consultant has been convicted of an indictable criminal offence; or

(3)

the bankruptcy, insolvency of the Consultant or if the Consultant has a receiving order made against him, makes an assignment for the benefit of creditors or takes the benefit of any statute for the time being in force relating to bankrupt or insolvent debtors for the orderly payment of debts.

(c)

Upon the termination of this Agreement, the Consultant will not be entitled to any further compensation or other amount, except compensation accrued to the date of such termination.

(d)

The Consultant agrees that all work produced pursuant to this Agreement, including, without limitation, publications, reports, and other materials prepared by the Consultant will be the property of Pediment, which will be solely entitled to all copyright, trademarks, and other intellectual property rights relating thereto.

5.

CONFIDENTIALITY

(a)

The Consultant will retain all confidential information regarding Pediment, its branches and affiliates, including, without limitation, business information, geological and other information concerning its mineral resource properties, know-how and trade secrets relating to systems, finances, sources of supply, and intellectual property (collectively “Confidential Information”) in the strictest confidence and will not disclose or permit the disclosure of Confidential Information in any manner other than with the consent of Pediment in the course of providing services to and for the benefit of Pediment or as required by law.  The Consultant will not use the Confidential Information for its benefit or permit it to be used for the benefit of any other person, either during the term of this Agreement or thereafter.  The Consultant will take all reasonable precautions in

Faust Consulting Agreement – September 9, 2010

dealing with the Confidential Information so as to prevent any person from having unauthorized access to it.  The provisions of this paragraph will not apply to any information which, through no act or omission of the Consultant, becomes generally known or, is furnished to others by Pediment without restriction or disclosure or is provided to the Consultant by a third party.

(b)

Upon termination of this Agreement, the Consultant will promptly return to Pediment all property of Pediment, including, without limitation, all diagrams, reports, financial records, maps, assays, and other written information, tapes, discs, and other data embodied or recorded in tangible form which is in the Consultant’s possession or under the Consultant’s control.

6.

GENERAL TERMS

(a)

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the parties hereto and there are no warranties, representations, or other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein.

(b)

No supplement, modification, or waiver of any provision of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provision (whether or not similar) nor will such waiver constitute a continuing waiver unless otherwise expressly provided.

(c)

This Agreement may not be assigned by the Consultant.  Pediment may assign its rights and obligations hereunder to an affiliate. Subject thereto, this Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns.

(d)

Time is of the essence for this Agreement.

(e)

Each party hereby agrees that upon the written request of the other party, it will do all such acts and execute all such further documents and will cause the doing of all such acts and will cause the execution of all such further documents as are within its power to cause the doing or execution of, as the other party may from time to time reasonably request be done and/or executed as may be required to give effect to the purposes of this Agreement and to carry out the provisions hereof.

(f)

Any notice required or permitted to be given hereunder will be in writing and will be sufficiently given if delivered in person during normal business hours of the recipient on a business day or sent by facsimile transmission as follows:

(1)

in the case of a notice to Pediment to:

Faust Consulting Agreement – September 9, 2010

PEDIMENT GOLD CORP.

Suite 680 – 789 West Pender Street

Vancouver, BC, V6C 1H2

Attention: President

Fax: (604) 669-0384

(2)

in the case of a notice to the Consultant to:

WILLIAM FAUST

310 Sunset Springs Lane
Sparks, NV  89441

and will be conclusively deemed to have been given and to have been received on the same business day, if so delivered, and on the first business day following the transmission thereof, if sent by facsimile transmission.  Addresses for notice may be changed by giving notice in accordance with the foregoing.  For purposes hereof, business day means any day other than a Saturday, Sunday, or statutory holiday in the province of British Columbia.

(g)

The provisions of paragraphs 3, 4(d) and 5 will survive the termination of this Agreement.

(h)

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and will be treated, in all respects, as a British Columbia contract.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PEDIMENT GOLD CORP.

By:  /s/    Gary Freeman

        Authorized Signatory

   Dayna Leigh

     /s/ William Faust

Witness

William Faust

Faust Consulting Agreement – September 9, 2010

Schedule “A”

Consulting Agreement

between Pediment Gold Corp. and [Consultant]

dated September 9, 2010

(the “Consulting Agreement”

For the purposes of the Consulting Agreement to which this Schedule is attached:

“Change of Control” means the occurrence of any of the following events:

()

any individual, corporation, partnership, trust or association is or becomes the beneficial owner, directly or indirectly, of more than 50% of the issued and outstanding Voting Shares (as defined below) of Pediment; or

()

individuals who on a particular date constituted Pediment’s board of directors (the “Board of Directors”) (together with any new directors whose election by the Board of Directors or whose nomination for election to the Board of Directors by Pediment’s shareholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on such date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Director of Pediment then in office (a “Change in Board Majority”), and a an individual, corporation, partnership, trust or association has become, at any time during the 120 days before the Change in Board Majority, the ultimate beneficial owner of more than 33 1/3% of the Voting Shares of Pediment determined on a fully-diluted basis; or

()

there is consummated either a merger, consolidation, reorganization, share exchange or issuance of securities involving Pediment (each a “Business Combination”) unless, immediately after such Business Combination:

()

Pediment is the surviving person, or the person formed by such amalgamation or consolidation, or into which Pediment is merged, is a corporation; and

()

immediately after giving effect to such transaction more than 50% of the Voting Shares of Pediment or the corporation resulting from such amalgamation or consolidation, or into which Pediment is merged, as the case may be, are beneficially owned, directly or indirectly, by persons who held more than 50% of the Voting Shares of Pediment immediately before giving effect to such transaction;

()

beneficial ownership of all or substantially all of the undertaking of Pediment is sold, transferred or otherwise disposed of or distributed by Pediment over a period of one year or less, in any manner whatsoever and whether in one transaction or in a series of transactions or by plan of arrangement, other than by reason of a Business Combination or where:

Faust Consulting Agreement – September 9, 2010

2

()

such assets are disposed of to a corporation and immediately after giving effect to such disposition more than 50% of the Voting Shares of such corporation are beneficially owned, directly or indirectly, by Pediment or persons who held more than 50% of the Voting Shares of Pediment immediately before giving effect to such disposition and the Service Provider continues to be in the service of such corporation on substantially the same terms and conditions as previously in effect (including the material terms and conditions of this Consulting Agreement) from the effective date of such disposition;

()

concurrently with such disposition, Pediment obtains replacement assets for the assets disposed of; or

()

concurrently with such disposition, the assets disposed of are leased back to Pediment;

and beneficial ownership will take into account and will include beneficial ownership within the meaning of Section 1(4) of the Securities Act (British Columbia); or

()

proceedings are commenced by Pediment to seek its reorganization, arrangement or the composition or readjustment of its debt or to obtain relief in respect of Pediment, in each instance, under any law relating to bankruptcy, insolvency or reorganization; or

()

in any other case where the Board of Directors adopts a resolution to the effect that, for the purposes of this Consulting Agreement, a Change of Control has occurred.

In addition, “Voting Shares” means any securities of a company ordinarily carrying the right to vote at elections of directors of such company, provided that if any such security shall at any time carry the right to cast more than one vote for the election of directors, such security shall, when and so long as it carries such night, be considered for the purposes of this Consulting Agreement to constitute and be such number of securities of such company as is equal to the number of votes for the election of directors that may be cast by its holder.

Other capitalized terms used in this Schedule “A” and not otherwise defined herein have the meanings given to them in the Consulting Agreement to which this Schedule is attached.

Faust Consulting Agreement – September 9, 2010